INNOVATIVE WIRELESS TECHNOLOGIES, INC.

February 8, 2011

Ethan Horowitz,
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Innovative Wireless Technologies, Inc. File No. 000-53421

Dear Mr. Horowitz:

In response to your telephone call of February 3, 2011, Innovative Wireless Technologies, Inc. (the “Company”) hereby acknowledges the following with respect to its reports filed with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934:

•
with respect to the Section 302 Certifications in the public filings, the registrant reaffirms that the inclusion of the title of the certifying individual was not intended to limit the capacity in which such individual provided these certifications.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Pavel Alpatov

Pavel Alpatov
President